3/17

C 3-6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03013053

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PCI*Trade, Inc. dba PCI* Trade Securities**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38363 Fremont Boulevard, Suite E
(No. and Street)

Fremont	**CA**	**94536**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH, D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Halley Shixiong Liu **(510) 818-9668**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank S. K. Cheung
(Name – *if individual, state last, first, middle name*)

310 15th Street	**Oakland**	**CA**	**94612-3310**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Shixiong Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCI*Trade, Inc. dba PCI*Trade Securities, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3-1-03

Signature

President

Title

3/1/03

Notary Public

HITEN PATEL
COMM. #1232157
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Sep.10, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
For the year ended December 31, 2002

FRANK S. K. CHEUNG Certified Public Accountant
310 15th Street, Oakland, CA 94612-3310 U.S.A. Telephone: (510) 893-7003 Fax: (510) 893-7005

Independent Auditor's Report

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Fremont, California

I have audited the accompanying statement of financial condition of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2002, and the related statements of operation and retained earnings, cash flows and change in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2002, and the results of its operation and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 28, 2003

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets		
Cash	$	12,018
Commission receivable		12,777
Income tax refund receivable		4,083
Security not readily marketable (at estimated fair value)		91,500
Prepaid expense		1,464
Prepaid income tax		647
Total current assets		122,489
Fixed assets		
Furniture & fixture		6,434
Equipment		41,210
		47,644
Less accumulated depreciation		(31,105)
		16,539
Other assets		
Deposits with clearing organizations		35,000
Deposits		6,232
		41,232
Total assets	$	180,260

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	2,304
Commission payable		4,974
Bank borrowing under line of credit		34,072
		41,350
Stockholders' equity		
Common stocks, no par, 20,000,000 shares authorized 4,170,000 shares issued and outstanding		120,218
Retained earnings		18,692
		138,910
Total liabilities and stockholders' equity	$	180,260

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF OPERATION AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Commission	$	255,602
Interest income		108
Other income		2,941
Total revenue		258,650
Operating expenses		
Accounting		5,050
Advertising		7,556
Alarm service		50
Auto expense		1,770
Bank charge		92
Bad debt		19,444
Commission and rebate		150,991
Communication service		617
Contribution		20
Depreciation and amortization		8,142
Dues and subscription		6,592
Education		2,290
Insurance		1,677
Interest expense		2,951
Legal and professional		4,240
Meals and entertainment		4,153
Office expense		14,743
Penalties and settlement		11,475
Rent		23,888
Repairs and maintenance		916
Software		4,075
Tax and license		342
Telephone		5,411
Travel		16,731
Utilities		981
		294,197
loss before income taxes		(35,547)
Income tax		
Franchise tax		800
Income tax (benefit)		(6,980)
		(6,180)
Net loss		(29,367)
Retained earnings, at beginning of the year		48,059
Retained earnings, at end of the year	$	18,692

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities		
Net loss	$	(29,367)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred taxes		(2,897)
Amortization of lease cost		153
Lease cost		6,639
Depreciation and amortization		7,989
		(17,483)
Change in working capital assets and liabilities		
Decrease in commission receivable		10,748
Increase in other receivable		(2,538)
Increase of security not readily marketable		(71,400)
Decrease of note receivable		13,000
Decrease in prepaid income tax		4
Decrease in deposit with clearing organization		30,000
Increase in prepaid expense		(1,464)
Decrease in deposits		950
Decrease in accounts payable		(1,404)
Decrease in commission payable		(9,660)
Net cash used by operating activities		(49,247)
Cash flows from Investing activities		
Proceed from note receivable		18,000
Net cash provided by investing activities		18,000
Cash flows from financing activities		
Issuance of common stock		45,000
Payment of bank borrowings		(26,062)
Net cash provided in financing activities		18,938
Net Increase in cash balance		(12,309)
Cash at beginning of year		24,327
Cash at end of year	$	12,018
Supplemental disclosures:		
Income tax paid	$	800
Interest paid	$	2,951

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2002	18,600	$ 65,000	$ 10,218	$ 48,059	$ 123,277
Two hundred-for-one Stock split	3,701,400				
Additional share issed	450,000	45,000			45,000
Net income				(29,367)	(29,367)
Balance at December 31, 2002	4,170,000	$ 110,000	$ 10,218	$ 18,692	$ 138,910

See accompanying notes and accountant's report.

PCI*TRADE INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Summary of significant accounting policies

Business activity
The Company was incorporated in California in January 1996 and operates as a security broker-dealer and is a member with National Association of Securities Dealers, Inc. (NASD). The Company operates through its office in Fremont, California, has two contracts with an outside securities clearance services firms to handle all the company's security transactions.

Revenue recognition
Revenue, which consists primarily commission income, is recorded on a trade-date basis as securities transactions occur.

Fixed assets
Property and equipment are recorded at cost and depreciated over the useful life. Depreciation is provided on straight-line method.

Income tax
Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of these differences, which will either be taxable when assets and liabilities are recovered or settled.

Management estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Comprehensive income
For the year ended October 31, 2002, there was no difference between comprehensive income and net income.

Note 2 - Deposits

The Company is required to maintain an initial deposit of $25,000 and $10,000 with two clearing organizations respectively in accordance with the Security Deposit Agreement.

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 3 - Securities owned

Securities not readily marketable include investment in equity security for which there is no market on a securities exchange, cannot be publicly offered or sold unless registration has been effected under the Security Act of 1933, or that cannot be offered or sold because of other arrangements, restriction, or conditions applicable to the securities or to the Company. At December 31, 2002, these equity security is valued at estimated fair valued.

Note 4 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2002, the Company had net capital of $18,445, which was $13,445 in excess of its required net capital.

Note 5 - Commitments

The Company has operating lease for its premises, the lease will expire on June 1, 2003 Rent expense for this lease was $8,400 for the year ended December 31, 2002. Future minimum lease payment under the noncancelable operating lease obligations as of December 31, 2003 are as follows:

Years ending December 31,

2003	$ 6,000

Note 6 - Line of credit

The Company had a revolving line of credit with a bank for working capital advances of up to $100,000, expiring May 15, 2003. The line of credit is personally guaranteed by Company's shareholder. All borrowing against the line of credit bear interest at the Wall Street prime rate plus 2%, 6.25% as of December 31, 2002. There was $34,072 outstanding balance at December 31, 2002.

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 7 - Income taxes

The components for the provision for income taxes are as follows:

Current:	
Federal tax benefit from net operating loss	$ (4,083)
State	800
	(3,283)
Deferred:	
Long term	(2,991)
Short term	94
	(2,897)
Total	$ (6,180)

Note 8 - Stock split

During the year, two-hundred-for-one stock split was effected on January 15. 2002. as authorized by the shareholders of the Company.

FRANK S.K. CHEUNG
Certified Public Accountant
310 15th Street
Oakland, CA 94612-3310

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of Securities and Exchange Commission

Board of Directors
PCI*Trade, Inc.
Fremont, California

I have audited the accompanying financial statements of PCI*Trade, Inc. dba PCI*Trade Securities as of and for the year ended December 31, 2002 and have issued my report thereon dated February 28, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying schedule of computation of net capital is not a required part of the basic financial statements of PCI*Trade, Inc. dba PCI*Trade Securities, but is the supplementary information required by Section 17 of the Security Exchange Act of 1934 and Rule 17a-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

Frank Cheung
February 28, 2003

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Net worth at end of the period			$	138,910
Add:	Other allowable credit - deferred income tax payable			0
				138,910
Less:	Security not readily marketable	$ 91,500		
	Other current assets	6,194		
	Fixed assets	16,539		
	Other assets	6,232		120,465
Net capital			$	18,445

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	25,863
Audit adjustments on:		
Cash and cash equivalent		(41,730)
Commission receivable		(1,766)
Note receivable		(18,000)
Other receivable		104
Prepaid income tax and expense		5,449
Equipment and furniture		(7,989)
Deposits with clearing organizations		35,000
Deposits		6,182
Lease costs		(6,792)
Reduction of liabilities		1,077
Non-qualified assets		21,047
Total adjustments		(7,418)
Net capital per above	$	18,445

See accompanying accountant's report to supplementary information

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2002	18,600	$ 65,000	$ 10,218	$ 48,059	$ 123,277
Two hundred-for-one Stock split	3,701,400				
Additional share issed	450,000	45,000			45,000
Net income				(29,367)	(29,367)
Balance at December 31, 2002	4,170,000	$ 110,000	$ 10,218	$ 18,692	$ 138,910

See accompanying notes and accountant's report.